Exhibit 99.5

                     THOMSON TO ACQUIRE PRIMARK CORPORATION
                     --------------------------------------

Thomson announced today that it had agreed to acquire Primark, a provider of financial, economic and market research information products and solutions to a broad spectrum of customers worldwide, for a cash tender offer for all shares of Primark stock at US$38.00 per share -- or approximately US$842 million. Thomson will also assume approximately US$235 in Primark debt.

A copy of the press release is attached for your review.

>> An Investor Conference Call has been set up for 10:30 AM today. CEO Dick Harrington and CFO Bob Daleo of Thomson will be available to answer your questions about the acquisition of Primark. You may participate in the call as follows:
     o   From North America   800-288-8967
     o   International        612-332-0637
     o

>>   STRATEGIC RATIONALE:
     1. Primark is a major addition to the Thomson Financial market group, immediately enhancing its position as a leading, global e-information and solutions provider to the financial services industry.

     2. The addition of Primark's extensive data, analytical tools, and workflow solutions significantly broadens Thomson Financial's customer offerings.
         o    Key data categories:
              o    Fundamental Corporate Data
              o    Market Data
              o    Economic Data
         o    Branded analytical products and new workflow solutions:
              o    Online Services
              o    Analytic Tools

    3. Primark's strong European presence, coupled with its operations in North America, Asia and Latin America, immediately expand Thomson Financial's global presence and capabilities - a key requirement to capitalize on high-growth market opportunities.
         o The international financial information market is growing twice as fast as the US.
         o TF revenues outside North America will more than double (from 9% to 20%).
         o    Primark's strengths in Europe include:
              o    UK Real-Time Equities Information and Electronic Trading
              o    Equity Research, Earnings Estimates and Broker Research
              o    Portfolio Management and Investment Accounting

    4. With Primark, Thomson Financial will have the increased scale and resources to more effectively serve its customers on a global basis.
         o Nearly $2 billion in combined revenue and more than 10,000 employees worldwide.
         o Talent and resources to more strategically invest in and develop state-of-the-art technology and solutions to further enhance and broaden capabilities.
         o Achieve synergies by leveraging the combined data collection and processing activities, technology infrastructure and sales and marketing organizations.

OTHER ITEMS:
>> The offer commences the week of June 12th. The acquisition is expected to be completed during the second half of this year.
>> Further information on Primark (including historical financial results) may be found at their corporate web-site at http://www.primark.com


Regards,

John Kechejian
Thomson Investor Relations